SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of August 2001.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press Release dated August 7, 2001

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-9106, 333-13350 and 333-66044.

PRESS RELEASE                                        FOR IMMEDIATE PUBLICATION

                       CGI expands operations in Portugal
                       Acquires CRM specialist - LoyalTech

Lisbon, Portugal, August 7, 2001 - CGI Group Inc. (NYSE: GIB; TSE: GIB.A) (CGI) and LoyalTech today announced the signing of an agreement whereby CGI has acquired privately-held Portugal based LoyalTech - a consultant and integrator specialising in Customer Relationship Management (CRM) solutions and e-business strategies.

LoyalTech, established in 1996, focuses on providing consulting, maintenance and integration of high caliber CRM solutions to clients within the banking, telecommunications and automobile sectors in Portugal and Brazil. A highly-trained and experienced team of 30 professionals will join CGI, the majority of whom work in the consulting and solutions development arm of LoyalTech.

Two years ago, LoyalTech was tagged the second fastest growing privately-held company in the IT sector in Portugal by ComputerWorld Magazine, and currently generates annual sales at a run-rate of over 3 million Euros (US $2.64 million, CDN $4.02 million).

According to Mentor, CRM is said to be one of the highest growth areas in both Portugal and Europe, with a predicted annual growth rate of 30% over the next two years.

Luc Pinard, president of European operations at CGI said: "CRM is one of the critical areas for the market particularly the financial and telecom services industries. We see this acquisition as an opportunity to better serve our clients, following them in their expanding markets, while at the same time increasing CGI's capacity in the growing sector of CRM. LoyalTech is a recognized player in a market with one of the highest growth potentials in the IT industry."

Joao Cunha Rosa, president of LoyalTech added: "We are all very pleased about this move as being part of a large established company with global reach will facilitate our market penetration. We bring CGI deep knowledge of CRM solutions and of the Portuguese market plus a solid reputation for providing quality service to an impressive roster of clients."

CRM is changing the way companies build relationships with their customers. It means knowing each customer individually in how they want to be treated and marketing to each and every individual uniquely.

About LoyalTech
Headquartered in Lisbon, Portugal and with offices in Sao Paulo, Brazil, LoyalTech has pioneered the implementation of CRM solutions in Portugal since 1996, and has now extended to the Internet environment as well as to one-to-one Marketing. The experience of thousands of users enabled LoyalTech to acquire the know-how, which assures its leadership in the CRM market in Portugal. The CRM solutions deployed by LoyalTech enable its client companies to manage collaborative relationships between customers, business partners and employees; guide intelligent commerce transactions across multiple channels and seamlessly integrate the demand chain with the supply chain. The largest players in each industry - mainly banking, telco, automobile and media - have partnered with LoyalTech in successful, true multi-channel CRM implementations. Web site: www.loyaltech.com

About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount of more than 13,000 professionals. CGI's annualized revenue run-rate totals US$1.3 billion (CDN$2.0 billion). CGI's order backlog currently totals US$5.7 billion (CDN$8.8 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients in the United States, Canada, the United Kingdom, France, India, Japan, and Australia from more than 60 offices in more than 20 countries. CGI's shares are listed on the NYSE (GIB) and the TSE (GIB.A). They are included in the TSE 300 Composite Index as well as the S&P/TSE Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.ca.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s Annual Report or Form 40-F filed with the SEC, the Company's Annual Information Form filed with the Canadian securities commissions, on the Registration Statement on Form F-4 filed with the SEC in connection with the acquisition of IMRglobal and with the Forms 10-K and 10-Q of IMRglobal filed with the SEC for the periods ended December 31, 2000 and March 31, 2001 respectively. All of the risk factors included in these filed documents are included here by reference. CGI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information:

Investor Relations
CGI
Julie Creed
Vice-president, investor relations
(312) 201-1911

Media Relations
CGI
Eileen Murphy
Director, media relations
(514) 841-3430

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        CGI GROUP INC.
                                            (Registrant)


Date:   August 7, 2001                      By /s/  Paule Dore
                                            Name:   Paule Dore
                                            Title:  Executive Vice President
                                                    and Chief Corporate Officer
                                                    and Secretary